

October 4, 2013

Via E-mail
Mr. Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

> **Re: Starboard Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2013**
> **File No. 333-191139**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 26, 2013**
> **File No. 0-54967**

Dear Mr. Pawelek:

We have reviewed your amended registration statement and letter, dated September 19, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to requesting acceleration of effectiveness for the registration statement on Form S-1, we ask that you please amend your registration statement on Form 10 to reflect all applicable conforming changes.

2. We note your response to prior comment 1. Please revise your disclosure throughout the prospectus to reflect that the shares offered in this offering will be sold at a fixed price for the duration of the offering. In that regard, we note that your disclosure at page 108 reflects that "once a market has been developed for [y]our common stock, the shares may be sold…at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed."

Supplemental Financial Data, page 64

3.   We note your response to prior comment eight specifies "Impetro Resources LLC (Impetro) is a predecessor because the Company acquired all of it in a single succession of a series of related successions in 2011."   We understand there was common control among Hunton Oil Partners LP, Giddings Oil and Gas Partners LP, and ASYM Energy Fund III LP that are presented on a combined basis prior to the Roll-up Date and on a consolidated basis subsequently, whereas the underlying business of these entities has remained with the same shareholder group before and after the Roll-up Date, notwithstanding the incremental shares issued in acquiring an additional interest in Impetro. If the combined operations of Hunton Oil Partners LP, Giddings Oil and Gas Partners LP, and ASYM Energy Fund III LP constituted a business apart from the interests in Impetro, characterizing either these entities or Impetro as predecessor operations would appear to be imprecise and inconsistent with the definition set forth in Rule 405 of Regulation C.

        Please revise your document as necessary to remove references of Impetro being a predecessor entity or explain in further specificity why this designation is correct.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

Liquidity and Capital Resources, page 81

4.   We note your response to prior comment 12. Please revise to clarify why you believe that you will fund your 2013 capital budget predominantly with cash flows from operations. In that regard, we note that as of June 30, 2013 you had over $7 million remaining in your estimated capital budget for 2013 (assuming the low end of your estimated range), and for the six months ended June 30, 2013, had net cash provided by operating activities of $2,234,971. We also note that your net cash provided by operating activities for such period was less than your net cash provided by operating activities for the same period in the prior year.

Executive Compensation, page 94

Summary Compensation Table, page 98

5.   We note your response to prior comment 15. However, it appears that there is a mathematical error in the calculation of the stock award in the Summary Compensation Table for Mr. Pawelek. Please advise or revise.

6.   Your employment agreements and summary compensation table reflect that 116,550 shares of common stock were earned by Mr. Pawelek, Mr. Shaw and Mr. Vo. However,

you disclose at pages 95-97 that they each earned 116,500 shares of common stock. Please revise or advise.

Principal and Selling Stockholders, page 105

7.   Please update your disclosure to provide the information in this section as of the most recent practicable date. See Item 403 of Regulation S-K. In that regard, we note your disclosure that the table sets forth information with respect to beneficial ownership of your common stock as of August 26, 2013.

Exhibits

8.   We note that Exhibit 5.1 will be filed by amendment. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

Consolidated Statements of Changes in Stockholder's Equity, page F-4

9.   We note your response to comment 18 specifies that the issuance of 1,519,146 shares to ASYM III, LP occurred prior to the roll-up date.   Please tell us and disclose the nature and terms of the transaction whereby ASYM III, LP acquired 1,519,146 of your common shares. In addition, tell us how you determined the recorded amount of $1,290,000 equity related is the issuance of the shares to ASYM III, LP. Lastly, tell us how you determined the recorded amount of $9,989,845 equity associated with 6,030,854 common shares presented as of January 1, 2011 in your statement of stockholders' equity.

Note 2 – Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-8

10.   We note since the Roll-up Date, your consolidated financial statements include the accounts of Starboard and its wholly owned subsidiaries, ImPetro and Impetro Operating LLC. Prior to the Roll-up Date, the accompanying consolidated financial statements reflected the historical combined results of the Common Controlled Entities. Please revise the headings on the face of and notes to your financial statements to precisely describe the nature of the financial statements from a pre and post roll-up perspective. Lastly, please have your auditors make similar changes to their report on page F-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director